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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Footstar, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   344912-10-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 9, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                     [ ] Rule 13d-1(b)
                                                              [X] Rule 13d-1(c)
                                                              [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No. 344912-10-0                                          Page 2 of 6 Pages
---------------------                                          -----------------

-------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    ESL Partners, L.P., a Delaware limited partnership
                    22-2875193
-------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
        3         SEC USE ONLY

-------------------------------------------------------------------------------
        4         CITIZENSHIP OR PLACE OR ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
         NUMBER OF       5         SOLE VOTING POWER
          SHARES                     3,422,619
       BENEFICIALLY   ---------------------------------------------------------
         OWNED BY        6         SHARED VOTING POWER
           EACH                      0
         REPORTING    ---------------------------------------------------------
          PERSON         7         SOLE DISPOSITIVE POWER
           WITH                      3,422,619
                      ---------------------------------------------------------
                         8         SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
        9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,073,800
-------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                    [ ]
-------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    16.60%
-------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

---------------------                                         -----------------
CUSIP No. 344912-10-0                                         Page 3 of 6 Pages
---------------------                                         -----------------

-------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    ESL Limited, a Bermuda corporation
-------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
        3         SEC USE ONLY

-------------------------------------------------------------------------------
        4         CITIZENSHIP OR PLACE OR ORGANIZATION
                    Bermuda
-------------------------------------------------------------------------------
         NUMBER OF       5         SOLE VOTING POWER
          SHARES                     549,057
       BENEFICIALLY   ---------------------------------------------------------
         OWNED BY        6         SHARED VOTING POWER
           EACH                      0
         REPORTING    ---------------------------------------------------------
          PERSON         7         SOLE DISPOSITIVE POWER
           WITH                      549,057
                      ---------------------------------------------------------
                         8         SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
        9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,073,800
-------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                    [ ]
-------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    16.60%
-------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON
                    CO
-------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP No. 344912-10-0                                          Page 4 of 6 Pages
---------------------                                          -----------------

-------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    ESL Institutional Partners, L.P., a Delaware limited partnership
                    06-1456821
-------------------------------------------------------------------------------
        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
        3         SEC USE ONLY

-------------------------------------------------------------------------------
        4         CITIZENSHIP OR PLACE OR ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
         NUMBER OF       5         SOLE VOTING POWER
          SHARES                     102,124
       BENEFICIALLY   ---------------------------------------------------------
         OWNED BY        6         SHARED VOTING POWER
           EACH                      0
         REPORTING    ---------------------------------------------------------
          PERSON         7         SOLE DISPOSITIVE POWER
           WITH                      102,124
                      ---------------------------------------------------------
                         8         SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------------
        9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,073,800
-------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES                                                    [ ]
-------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    16.60%
-------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON
                    PN
-------------------------------------------------------------------------------

                                                               -----------------
                                                               Page 5 of 6 Pages
                                                               -----------------

Item 4    Ownership:

          (a) Amount Beneficially Owned: 4,073,800 shares of Common Stock, par value $.01 per share.

               This statement is filed on behalf of a group consisting of ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), and ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"). The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM") is the general partner of Institutional. In the aforementioned capacities, ESL, Limited, and Institutional each may be deemed to be the beneficial owner of the shares of Footstar, Inc. common stock beneficially owned by the other members of the group.

               As of November 12, 1998, (i) ESL was the record owner of 3,422,619 shares of common stock of Footstar, Inc.; (ii) Limited was the record owner of 549,057 shares of common stock of Footstar, Inc.; and (iii) Institutional was the record owner of 102,124 shares of common stock of Footstar, Inc.

          (b)  Percent of Class: 16.60%.

          (c)  Number of shares as to which each person has:

               (i)  sole power to vote or to direct the vote:

                         See Item 5 of each cover page.

               (ii) shared power to vote or to direct the vote: 0.

               (iii) sole power to dispose or to direct the disposition of:

                         See Item 7 of each cover page.

               (iv) shared power to dispose or to direct the disposition of: 0.

                                                               -----------------
                                                               Page 6 of 6 Pages
                                                               -----------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1998          ESL PARTNERS, L.P.

                                 By:  RBS Partners, L.P., its general partner
                                 By:  ESL Investments, Inc., its general partner

                                      By:   /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                            Edward S. Lampert
                                            President


                                 ESL LIMITED

                                 By:  ESL Investment Management, LLC,
                                      its investment manager

                                      By:   /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                            Edward S. Lampert
                                            Managing Member


                                 ESL INSTITUTIONAL PARTNERS, L.P.

                                 By:  RBS Investment Management, LLC,
                                      its general partner

                                      By:     /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                            Edward S. Lampert
                                            Managing Member